Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$63,637	$66,172	$195,221	$159,142
Fixed charges (net of interest capitalized)	6,829	12,715	24,267	33,057
Distribution of earnings from unconsolidated affiliates	147	—	147	—

Total Earnings	$70,613	$78,887	$219,635	$192,199

Fixed Charges and Preference Dividends
Interest expense	$5,438	$11,435	$20,287	$29,214
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	535	226	1,513	680
Interest component of rent expense	856	1,054	2,467	3,163

Total Fixed Charges	6,829	12,715	24,267	33,057

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	17,134	17,134

Total Fixed Charges and Preference Dividends	$12,540	$18,426	$41,401	$50,191

Ratio of Earnings to Fixed Charges	10.34	6.20	9.05	5.81

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.63	4.28	5.31	3.83